Filed by Shelton Funds
Pursuant to Rule 425 under the Securities Act of 1933
Subject Companies: STF Tactical Growth ETF and
STF Tactical Growth & Income ETF, both a series of Listed Funds Trust
SEC File No.: 333-294753

SHELTON FUNDS

1401 Lawrence Street, Suite 1550

Denver, Colorado (800) 955-9988

sheltoncap.com

URGENT REQUEST FROM SHELTON FUNDS

June 25, 2026

Dear Valued Shareholder:

We need your help. We mailed you a proxy package for the upcoming special meeting of the STF Tactical Growth & Income ETF and the STF Tactical Growth ETF scheduled to be held on July 7th. As a shareholder of the Funds, your proxy vote is very important to the outcome of this meeting and the business of the Funds.

We are sending you this follow-up letter because our records indicate that as of the date above, your proxy voting instructions have not been recorded.

Please help us by casting your vote today.

It is critical to the continued operation of the Funds that proxy votes be cast in time for the upcoming special meeting. The Board of Trustees unanimously recommends that shareholders vote “FOR” the proposals, which are listed in both the proxy statement and on the enclosed proxy card(s). A copy of the proxy statement can be viewed at vote.proxyonline.com/sheltonfunds/docs/STF2026mtg.pdf.

Please help us proceed with the business of the Funds. Thank you for your attention to this important matter.

Sincerely,

Steve Rogers

Chief Executive Officer

Here are three convenient methods for voting your proxy:

1.	Vote by Touch-tone Phone. You may cast your vote by telephone using an automated system by calling the toll-free number found on the enclosed proxy card.

2.	Vote Online. You may cast your vote online by logging onto the Internet address located on the enclosed proxy card and following the instructions on the website.

3.	Vote by Mail. You may cast your vote by signing, dating, and mailing the enclosed proxy card(s) in the prepaid return envelope provided.